                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)


                                                                                                  Year Ended December 31,
                                                            Six Months Ended                      -----------------------
                                                              June 30, 1997       1996        1995       1994       1993      1992
                                                              --------------      ----     ---------  ---------  ---------  --------

FIXED CHARGES:
  Interest on long-term debt                                   $ 40,814         $ 82,505   $ 89,139   $ 94,646   $102,938   $119,179

  Other interest                                                    509            1,632      2,599      1,095      2,387      1,749

  Monthly Income Preferred Securities dividend requirements        6,281            7,921          -          -          -         -

  Amortization of debt discount, premium and expense - net         2,940            5,973      6,252      6,381      5,541     4,223

  Portion of lease payments representing an interest factor       22,179           44,357     44,386     44,839     45,925    60,721

                                                                --------         --------   --------   --------   --------  --------

        Total Fixed Charges                                     $ 72,723         $142,388   $142,376   $146,961   $156,791  $185,872

                                                                --------         --------   --------   --------   --------  --------


EARNINGS:
  Income from continuing operations                             $ 63,571         $149,860   $151,070   $147,449   $144,787  $149,768

  Income taxes                                                    11,341*          83,008*    92,894*    84,191*    77,237*  110,993

  Fixed charges as above                                          72,723          142,388    142,376    146,961    156,791   185,872

                                                                --------         --------   --------   --------   --------  --------

        Total Earnings                                          $147,635         $375,256   $386,340   $378,601   $378,815  $446,633

                                                                --------         --------   --------   --------   --------  --------


RATIO OF EARNINGS TO FIXED CHARGES                                  2.03             2.64       2.71       2.58       2.42      2.40

                                                                 ========         ========   ========   ========   ======== ========


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          Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.4 million for the six months ended
June 30, 1997, has been excluded from the ratio.

*Earnings related to income taxes reflect a $6.0 million decrease for the six months ended June 30, 1997, a $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income
Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.11 for the six months ended June 30, 1997, and 2.72, 2.81, 2.67 and
2.48 for the twelve months ended December 31, 1996, 1995, 1994 and 1993, respectively.